B. Riley Securities, Inc.

299 Park Avenue

New York, NY 10171

June 4, 2021

VIA EDGAR

Division of Corporate Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4720

Attention: Todd Shiffman

Re:	Colombier Acquisition Corp.
Registration Statement on Form S-1
Filed March 19, 2021, as amended
File No. 333-254492

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Colombier Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. EST on June 8, 2021, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 830 copies of the Preliminary Prospectus dated June 3, 2021 have been distributed to prospective dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

B. RILEY SECURITIES, INC.

By:	/s/ Jimmy Baker
Name:	Jimmy Baker
Title:	Head of Capital Markets

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